ADIRA ENERGY PROVIDES OPERATIONAL AND PROJECT UPDATE

TORONTO, March 16, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to provide an operational and project update and appointment of new auditors.

Onshore License

On its onshore “Eitan” gas license in the Hula Valley, Northern Israel, the Company’s drilling team has reworked three existing wells, all of which have a gas presence. Pumps have been ordered for installation. One coal-bed methane (“CBM”) well tested 200 mcfd with a static pressure of 600 PSI. A shallow test well was drilled to delineate shallow sands and the rig has now been moved onto a CBM well that is being drilled and wireline cored to testing gas contents in the coals between 400 and 800 meters. Currently, specialists experienced in testing developing unconventional gas fields are on site and a field laboratory has been mobilized for intensive testing. This well is currently cased through the upper sands and will be drilled to core point where it will be wireline cored through the complete resource intercept.

Offshore Licenses

Offshore, on the Company’s “Gabriella” and “Yitzchak” licenses, Western Geco has completed a state of the art dual azimuth 511 kilometers and 129 kilometer 3D survey, respectively. (See press release December 14, 2010). This detailed survey will help define the anticipated oil targets on both licenses. The Company has signed a definitive contract with CGG Veritas, a UK based global provider of geophysical services and equipment, for processing the data, the results for which are anticipated to be received in the third quarter of this year. Adira Energy is also pleased to announce the signing of a definitive joint operating agreement (“JOA”) with its Gabriella license participating partners, Modiin Energy Limited Partnership and Brownstone Energy Inc. (“Brownstone”) and the signing of a second JOA agreement with its Yitzhak license partner, Brownstone. Adira is the operator on both licenses. Adira Energy is also pleased to announce that it has signed a definitive JOA with its shallow water “Samuel” license participating partners: Geo Global Resources Inc. (“GGR”), Brownstone and Pinetree Capital Ltd. Adira Energy and GGR are joint operators of the Samuel license. The Company is also pleased to announce that it has signed a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in OBC or Ocean Bottom Deployed Cables. This system provides very high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The contractor has been authorized to prepare for mobilization and the issuance of permits is underway. The program is anticipated to begin the third week of April and work continuously for approximately 40 days.

Yael Reznik Cramer, CEO of the Company commented: “We have a well-defined strategy, an effective management team and a very competent team of contractors that have overseen the exploration activities of the last few months. We continue to meet the needs of all our partners, including the work programs that we are committed to execute, and we are ensuring high quality results in all the work carried out. Adira is constantly reviewing new opportunities in the region and we believe that we are well placed in the market to take advantage of them, when they arise.”

Colin Kinley, President and Chief Operating Officer of the company confirmed: “The last few quarters have been extremely active for our technical team as we work through our operational program to advance the exploration activities on our licenses. I am very pleased with the results to date and I look forward to working with our technical team and our 3rd party experts on the processing of the 3D seismic data we acquired on our Gabriella and Yitzhak licenses and on the execution the OBC program on Samuel.”

Appointment of New Auditors

The Company has appointed Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global (“Ernst & Young”) as its new auditors. The Company believes that an Israeli based big four global firm will be able to best serve the Company’s growing international capital markets’ needs.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively onshore in the Hula Valley of Northern Israel and 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455